UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road

Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated December 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: December 15, 2021	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer